FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated April 22, 2008.

Exhibit 1

LAUNCH OF MANDATORY OFFER FOR

OCEAN RIG ASA

Athens, Greece, April 22, 2008.

On 21 April 2008, after close of market, DryShips Inc. purchased, 33,254,576 shares of Ocean Rig ASA (OCR), at a price of NOK 45 per share. Following these transactions DryShips Inc. and close associates own  92,579,891 shares, corresponding to 54.34 percent of the shares and votes in OCR.  The total ownership percentage has been calculated based on an issued share capital in OCR of NOK 851,874,900, corresponding to 170,374,980 shares, as contained in OCR’s last Certificate of Registration. Prior to the acquisition DryShips Inc. and close associates owned 59,325,315 shares in OCR. The OCR shares acquired, are held and further shares will be acquired by Primelead Ltd., which is a wholly owned subsidiary of Primelead Shareholders Inc., which again is a wholly owned subsidiary of DryShips Inc.

As a consequence of the acquisition DryShips Inc., through its subsidiary Primelead Ltd. will commence a mandatory tender offer for the remaining outstanding shares in OCR within four weeks. Accordingly, a draft offer document will be filed with the Oslo Stock Exchange for its review and approval. The offer period will be four weeks with an expected commencement date in early May.

DryShips Inc. will use a combination of cash at hand and debt financing which is already in place to acquire the remaining outstanding shares of OCR.

Mr. George Economou, Chairman and CEO of DryShips Inc., commented: “I am very excited by the opportunity of increasing our ownership significantly and the prospect of acquiring Ocean Rig.  We believe that Ocean Rig is well positioned to take advantage of the attractive fundamentals of the ultra deep water drilling (UDW) market.

Ocean Rig’s assets and contract portfolio will serve to supplement and diversify DryShips’ assets and sources of cash flow. Moreover, Ocean Rig’s operational expertise will provide us with the necessary platform to compete in the UDW drilling sector.

While our firm belief in the positive fundamentals of the dry bulk sector remains unchanged, we believe our strategic investment in the UDW sector will contribute to shareholder value as the firm fundamentals of the sector continue to unfold.  Going forward we plan to expand our asset portfolio with further acquisitions and explore other strategic alternatives including the possibility of spinning off this business unit to our shareholders.”

DnB NOR Markets and Cantor Fitzgerald acted as Dryships' advisors and DnB NOR Markets is the manager in the transaction.

For further information please contact DnB NOR Markets:

Corporate Finance:

+ 47 22 94 88 80

Sales desk:

+ 47 22 94 89 39

About DryShips Inc.

DryShips Inc. is an international provider of drybulk carriers. Headquartered in Athens, Greece, DryShips currently owns and operates a fleet of 46 drybulk carriers comprising 4  Capesize, 32 Panamax, 2 Supramax and 8 newbuilding Panamax vessels, with a combined deadweight tonnage of over 4 million tons.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS"

Visit our website at www.dryships.com

Contact:

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc., New York

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: April 22, 2008

By: /s/ George Economou

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George Economou

Chief Executive Officer